[INVESCO ICON]|INVESCO Funds Group, Inc.(R)
                                        |4350 South Monaco Street
                                        |Denver, Colorado 80237
                                        |
                                        |INVESCO Distributors, Inc., Distributor


July 25, 2002

EDGAR FILING

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention Houghton R. Hallock, Jr.

      Re:   INVESCO Stock Funds, Inc. - CIK No. 0000035692
            1933 Act File No. 002-26125
            1940 Act File No. 811-1474
            Form Type: 485APOS; Accession Number: 0000035692-02-000008 Application for Withdrawal

Ladies and Gentlemen:

On behalf of INVESCO Stock Funds, Inc. (the "Registrant") and pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the Registrant hereby respectfully requests withdrawal of its Post-Effective Amendment No. 67 ("PEA 67") to its Registration Statement on Form N1-A filed on Form Type 485APOS, Accession Number 0000035692-02-000008 which was submitted and accepted via Edgar on May 13, 2002 pursuant to Rule 485(a) under the 1933 Act. This request is made because the Registrant has not yet received shareholder approval to move INVESCO Mid-Cap Growth Fund from INVESCO Counselor Series Funds, Inc. into a new series of the Registrant. No securities were sold in connection with this offering.



                                    Sincerely,

                                    INVESCO STOCK FUNDS, INC.


                                    By:   /s/ Glen A. Payne

                                          Glen A. Payne
                                          Secretary